UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD/A

SPECIALIZED DISCLOSURE REPORT

(Amendment No. 1)

SONUS NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-34115	04-3387074
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

4 TECHNOLOGY PARK DRIVE, WESTFORD, MASSACHUSETTS 01886

(Address of Principal Executive Offices) (Zip Code)

Jeffrey M. Snider

Senior Vice President, Chief Administrative Officer, General Counsel and Secretary

(978) 614-8100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

EXPLANATORY NOTE

This Amendment No. 1 on Form SD/A (this “Amendment No. 1”) to the Specialized Disclosure Report on Form SD of Sonus Networks, Inc. (the “Company,” “Sonus,” “we,” or “our”) for the reporting period from January 1 to December 31, 2014, which was filed with the Securities and Exchange Commission on June 1, 2015 (the “Original Form SD”), is being filed solely for the purpose of amending and restating the Conflict Minerals Report filed as an exhibit to the Original Form SD to include (i) a list of smelters and refiners that we believe may have processed the necessary conflict minerals in our products and (ii) a list of countries from which we believe our necessary conflict minerals may have originated.  We have updated the disclosure in the Conflict Minerals Report in this regard.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Original Form SD.

Section 1 — Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

A copy of the Company’s Conflict Minerals Report is filed herewith as Exhibit 1.01 and is publicly available on the Investor Relations — Corporate Governance section of the Company’s website at http://investors.sonusnet.com.

Item 1.02.  Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company is filing as an exhibit to this Amendment No. 1, the Conflict Minerals Report required by Item 1.02.

Section 2 — Exhibits

Item 2.01. Exhibits

The following exhibit is filed as part of this Amendment No. 1:

Exhibit 1.01                              Conflict Minerals Report for the year ended December 31, 2014, as required by Items 1.01 and 1.02 of this Amendment No. 1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2015	SONUS NETWORKS, INC.

By:
/s/ Jeffrey M. Snider
Jeffrey M. Snider
Senior Vice President, Chief Administrative Officer,
General Counsel and Secretary

Exhibit Index

1.01                        Conflict Minerals Report for the year ended December 31, 2014, as required by Items 1.01 and 1.02 of this Amendment No. 1 to the Specialized Disclosure Report on Form SD of Sonus Networks, Inc., which was filed with the Securities and Exchange Commission on June 1, 2015.